                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   SCHEDULE 13D/A
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                                ----------------------

                                  Signet Group plc
                                  (Name of Issuer)

                      American Depositary Shares representing
                           Ordinary Shares of 0.5 p each
                           (Title of Class of Securities)

                                     82668L872
                                   (CUSIP Number)

                                Stephanie B. Mudick
                          General Counsel - Corporate Law
                                   Citigroup Inc.
                                  399 Park Avenue
                              New York, New York 10043
                                   (212) 559-1000
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                  October 8, 1998
              (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 82668L872                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc., 52-1568099
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                         0

  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER              47,793,247
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
   EACH        9    SOLE DISPOSITIVE POWER                    0
 REPORTING
PERSON WITH    -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER         47,793,247

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         47,793,247
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------

          This Amendment No. 1 to the statement on Schedule 13D, dated June 29, 1998 (the "Schedule 13D"), of Citigroup Inc. (formerly Travelers Group Inc.) is being filed with respect to the Ordinary Shares of 0.5 p each (the "Ordinary Shares") of Signet Group plc, a public limited company incorporated in England (the "Issuer").

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)    This item as set forth in the Schedule 13D is deleted
and the following is inserted in its place:

          As of October 21, 1998, SBUKE (and Citigroup, SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited and Salomon (International) Finance AG) may be deemed to beneficially own 47,793,247 Ordinary Shares, which includes 3,428,970 Ordinary Shares represented by 114,299 American Depositary Shares ("ADSs"). 47,793,247 Ordinary Shares represents 2.8% of the outstanding Ordinary Shares (based on 1,674,842,749 Ordinary Shares outstanding, as reported in the Issuer's Form 6-K for the month August 1998). As SBUKE (and Citigroup, SSBH, SBHC, Salomon Brothers Europe Limited, Salomon International Limited and Salomon (International) Finance AG) no longer owns 5% or more of the Ordinary Shares, this Schedule 13D is hereby terminated."











                                  PAGE 3 OF 4 PAGES
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                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 1998

                                             CITIGROUP INC.

                                             By: /s/ Stephanie B. Mudick
                                                -------------------------------
                                                Name: Stephanie B. Mudick
                                                Title: Assistant Secretary
















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